Exhibit (a)(6)

Contact

Investors: Jenny Lie, Deutsche Bank Securities, Inc.; Tel: 212-250-7445

Media: Kim Levy or Jim Barron, Citigate Sard Verbinnen; Tel: 212-687-8080

             Airborne Amends and Restates its Tender Offer for all of its $150 Million 5.75% Convertible Senior Notes due 2007


SEATTLE, WASHINGTON, NOVEMBER 5, 2003 - Airborne, Inc. ("Airborne"), an indirect wholly owned subsidiary of DHL Worldwide Express B. V. ("DHL"), today announced that it has amended and restated the terms of its Offer to Purchase, Consent Solicitation Statement and Change in Control Notice, dated October 15, 2003, as amended November 5, 2003 (the "Amended and Restated Offering Document") relating to its $150 million 5.75% Convertible Senior Notes due 2007 (the "Notes"), which it commenced on October 15, 2003. The amended and restated offer, among other things, allows holders of the Notes (each, a "Holder") the ability to elect the form of the consideration they will receive in the Tender Offer.

TENDER OFFER

Under the Amended and Restated Offering Documents, Airborne is offering (the "Tender Offer") to purchase any and all of its outstanding Notes for, at the Holder's election, either (i) a cash payment of $1,080 per $1,000 principal amount of Notes (the "All Cash Consideration") or (ii) a cash payment of $988.65 plus 42.7599 shares of common stock of ABX Air, Inc., per $1,000 principal amount of Notes, with cash paid in lieu of fractional shares (the "Cash and Stock Consideration"). As part of the Tender Offer, Airborne is seeking consents ("Consents") to certain proposed amendments (the "Proposed Amendments") to the registration rights agreement relating to the Notes. Consummation of the Tender Offer is subject to certain conditions set forth in the Amended and Restated Offering Document. The expiration date for the Tender Offer has been extended to 11:59 p.m. New York City time, November 19, 2003, unless further extended by Airborne in its sole discretion or earlier terminated.

As a condition to receiving the Cash and Stock Consideration, tendering Holders must agree to convert their Notes pursuant to the terms of the indenture. Under the indenture pursuant to which the Notes were issued, following the consummation of the merger (the "Merger") pursuant to which DHL acquired Airborne, each $1,000 principal amount of Notes is currently convertible into $908.65 and 42.7599 shares of common stock of ABX Air. ABX Air is an independent public company owned by the former shareholders of Airborne.

CHANGE IN CONTROL OFFER

Also as previously announced, Airborne is offering (the "Change in Control Offer") to purchase for cash any and all Notes at a purchase price equal to 100% of the principal amount of Notes, plus accrued but unpaid interest, subject to applicable withholding taxes. As a result of the Merger, Airborne became an indirect wholly owned subsidiary of DHL and is no longer a publicly traded company. The Merger constituted a change in control of Airborne under the terms of the indenture that governs the Notes. The indenture requires that Airborne give notice


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to Holders of the change in control and each Holder has the right to require
Airborne to repurchase all of its Notes or any portion thereof under the terms of the Change in Control Offer. The expiration date for the Change in Control Offer has been extended to 11:59 p.m., New York City time, on November 19, 2003.

Please note that each of these offers is separate. The procedures for tendering Notes in the Tender Offer and tendering Notes in the Change in Control Offer are separate. Notes tendered into one of the offers will not be tendered for purposes of the other offer. In the event that any Notes are concurrently tendered into both the Tender Offer and the Change in Control Offer, Airborne will treat such Notes as having been tendered into the Tender Offer, which will provide the tendering Holder with the higher level of consideration as between the two offers.

Airborne is today distributing the Amended and Restated Offering Documents to beneficial Holders of its Notes. The Amended and Restated Offering Documents are also available as exhibits to Airborne's amended and restated Schedule TO, dated November 5, 2003.

                                   * * * * *

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The offers relating to the Notes are made only by the Offer to Purchase, Consent Solicitation Statement and Change in Control Notice dated October 15, 2003, as amended November 5, 2003.

Deutsche Bank Securities Inc. is acting as dealer manager and solicitation agent for the Tender Offer. D.F. King & Co., Inc. is the information agent for the Tender Offer and Deutsche Bank Trust Company Americas is the depositary in connection with all of the offers. Questions concerning the terms of the offers may be directed to Deutsche Bank Securities, attention: Jenny Lie, toll free at (866) 627-0391 or (212) 250-7445. Documents may be obtained by contacting the information agent, at (888) 887-0082 - bankers and brokers call collect (212) 269-5550.

Airborne's has previously announced the successful completion of its tender offer for its $100 million 7.35% Notes due 2005 on October 27, 2003.

About Airborne. Effective August 15, 2003, Airborne became an indirect wholly owned subsidiary of DHL and is no longer a publicly traded company. Airborne operated through its company, Airborne Express, Inc. For more than 50 years, Airborne Express has served the shipping needs of business customers around the world.

About DHL. DHL is the world's leading express and logistics company offering customers innovative and customized solutions from a single source. With global expertise in solutions, express, air and ocean freight and overland transport, DHL combines worldwide coverage with an in-depth understanding of local markets. DHL's harmonized international network links more than 220 countries and territories worldwide. DHL continues to be at the forefront of technology and, with over 170,000 dedicated employees, guarantees fast and reliable services aimed at exceeding customers' expectations. Based in Brussels, Belgium, DHL is 100% owned by Deutsche Post World Net.